NI 43-101 Technical Report

of a

Geological Evaluation

of the

Arroyo Seco Project

Municipality of Aguililla
State of Michoacán
Mexico

Dos Aguas 1: 50,000 Map (E13B57)

Owner/Operator:
 Endeavour Silver Corp.
301 – 700 West Pender Street
Vancouver, B.C.,
Canada

Authors:

David St. Clair Dunn, P.Geo.
1154 Marine Drive
Gibsons, B.C.,
Canada

Barry Devlin, P.Geo.
301 - 700 West Pender Street
Vancouver, B.C.,
Canada

December 31, 2010

Endeavour Silver Corp.	Page 2
NI 43-101 Technical Report for the Arroyo Seco Project

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 3
NI 43-101 Technical Report for the Arroyo Seco Project

List of Tables

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 4
NI 43-101 Technical Report for the Arroyo Seco Project

List of Figures

List of Appendices

Appendix A:	Estimated Costs of Recommended Programs
Appendix B:	Quality Control/Quality Assurance Procedures, Assay Results, Figures 37-60
Appendix C:	Authors’ Statements of Qualifications

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 5
NI 43-101 Technical Report for the Arroyo Seco Project

1.0 Summary

The authors were commissioned by Mr. Bradford Cooke, Chairman and CEO of Endeavour Silver Corp. (EDR), to carry out an evaluation and calculate a resource estimate for the Arroyo Seco mineral concession (the property) in Mexico, primarily for its silver potential, and to recommend further mineral exploration, if warranted. The evaluation and resource calculation were requested to form part of a National Instrument 43-101 compliant report on the property that might be used in a public financing.

The property is located in the State of Michoacán, Mexico with the main showings located near NAD 27 UTM coordinates 726,200mE, 2,084,400mN 102° 51' west Longitude and 18° 49' north Latitude (Figs. 1 & 2). The concession totals 1,215 hectares and is owned by Minera Plata Adelante S.A. de C. V., a Mexican subsidiary of EDR. The property was purchased at auction August, 2006 from Servicio Geologo Mexicano (SGM) for $2,475,000 Mexican Pesos payable over two years. SGM retains a 1% NSR production royalty.

The property is located 90 km. southwest of the town of Apatzingan in the western part of the State of Michoacán within the Sierra Madre del Sur mountain range. Access to Apatzingan from Morelia, the state capital, is possible on paved roads by taking Highway 37 172 kilometres southwest to the town of Nueva Italia then taking Highway 120 39 kilometres west to Apatzingan. From Apatzingan a paved road can be taken 65 kilometres west then south to the village of El Rodeo. From El Rodeo a dirt road goes west to the village of La Huerta. Dirt tracks lead south onto the property which is a few kilometres south of La Huerta. Four wheel drive vehicles are necessary for the last 22 kilometres of dirt road. This area can be located on the “Dos Aguas” 1:50,000 (E13B57) Mexican government topographic map.

An examination of the property was carried out by the primary author on the 16th and the 17th of June, 2010. The second author is Endeavour's Vice-President Exploration who has supervised all the ongoing work on the property since 2007 and visited the property on multiple occasions with the initial visit taking place in early May 2007 and the most recent in August 2010

The main showings on the property are confined to a single "manto", in this case a sedimentary unit (M-1) consisting, in part, of an exhalative silver, lead, zinc and copper rich component. Potentially economic grades of silver are present with the other metals in this unit. There are at least two other sedimentary units (M-1b and M-2) with a significant metal rich exhalative components within 100 metres of M-1 within the stratigraphic column.

M-1 varies from one to 10 metres thick, averaging 1.55 metres thick and is present over a considerable areal extent. It has been traced on surface for three kilometres in a north south direction. M-1 and the rest of the bedded rocks strike 140° to 170° and dip 25° to 30° northeast in the northern part of the property. The three exhalative units are in a package of mainly lithic sandstone and andesite pyroclastics. These rocks underlie a minimum 300 metre thick cliff forming carbonate unit. The exhalatives are postulated to have formed in a shallow marine or lacustrine environment from hydrothermal vents and/or hot springs at a continental margin. There is significant amount of carbonized woody organic debris mixed in the sedimentary units.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 6
NI 43-101 Technical Report for the Arroyo Seco Project

There are three known areas of historic work on the property, Los Alacranes Mine, San Ignacio prospect and El Zapote Mine, all drifts on M-1. This unit can be distinguished on surface by its banded nature, minor pyrite content, sparse copper carbonate and galena mineralization, red, white and grey chert and abundant barite, both massive and crystalline.

The Alacranes Mine has the largest historic workings judging by the size of the dump and reports from locals of two 80 metre drifts (Fig. 4). At the time of the principal author’s visit, the underground workings were not accessible. Access to these workings was recently established by EDR. The work is reported by locals to have been carried out in the 1950's. The San Ignacio prospect is located 600 metres south of Los Alacranes Mine and was a shorter drift with about 100 tonnes of material in its dump. This drift is caved. The third historic working is the El Zapote Mine in the south part of the property. A 50 metre drift is accessible. This drift exposes a one metre mineralized horizon striking 150° and dipping 70° east. Abundant massive barite is present in the mineralized horizon.

Two major modern exploration programs that included drilling have been carried out on the property, one in 1986 by the "Consejo de Recursos Minerales", the mining arm of the Mexican Federal government and the other in 2007 by EDR.

The Consejo de Recursos Minerales has been renamed Servicio Geologico Mexicano (SGM). The SGM program consisted of prospecting and mapping in 1974, 1983 and 1985 followed by trenching in the El Zapote area and 10 diamond drill holes totaling 789 metres in the Los Alacranes area. From this work a non NI 43-101 compliant resource described as an "estimated possible reserve" was calculated. SGM reported 1,509,500 tonnes grading 215 g/t Ag averaging 3.77 metres in thickness in the El Zapote area and 840,230 tonnes with a grade of 206 g/t Ag averaging 3.83 metres in thickness in the Los Alacranes area. This resource has been discounted following the 2007 EDR drill program, "Any resources reported by the SGM (these totaled roughly 16 Moz of Ag) are considered as not reliable!" (Jurgeit, M., 2007).

The EDR 2007 program consisted of seven diamond drill holes totaling 746 metres. From this work an Inferred Mineral Resource was estimated for the Los Alacranes area to be 344,000 tonnes grading 283 g/t Ag with an average thickness of 1.55 metres, all in M-1 (Jurgeit, M., 2007). The 2007 Inferred Resource estimate was not NI43-101 compliant.

EDR has recently completed a further drill program of 12 holes totaling 1,241.2 metres. This report describes the 2010 program and integrates it with the 2007 work. An Inferred Mineral Resource of 738,181 tonnes grading 220 g/t Ag, 0.07 g/t Au, 0.65% Pb and 0.18% Zn has been estimated based on these two programs.

The Arroyo Seco property has reasonable potential to develop a profitable mining operation. Further work is recommended.

A Phase I program consisting of 30 line kilometres of gravity geophysical surveys should be carried out. This program is estimated to cost $305,000 and take three months to complete.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 7
NI 43-101 Technical Report for the Arroyo Seco Project

A success contingent Phase II program consisting of 6,000 metres of diamond drilling on the M-1 horizon with a focus on anomalies discovered in Phase I should be carried out.

The Phase II program is estimated to cost $1,350,000 and take four months to complete.

The main objective of these programs is to raise sufficient mineral resources in the main mineralized areas to an indicated and measured level so that a scoping study can be carried out on these resources to determine if they can be profitably mined and at what rate. The other objective of the recommended programs is to test for other mineralized zones in the same stratigraphy to see if larger massive sulphide ore bodies have formed in paleo-depressions.

2.0 Introduction and Terms of Reference

The authors were commissioned by Mr. Brad Cooke, Chairman and CEO of Endeavour Silver Corp., to carry out a geological evaluation and resource recalculation of the Arroyo Seco property in Michoacán, Mexico, primarily for its silver potential, and to recommend further mineral exploration, if warranted. The findings were to be presented as part of a National Instrument 43-101 compliant report on the Arroyo Seco property. This report was requested to include an estimation of mineral resources on the Arroyo Seco property based mainly on the drilling carried out in 2007 and 2010 by EDR.

A site visit to the property was carried out by the primary author on the 16th and the 17th of June, 2010. The second author is the Vice-President-Exploration of EDR and supervised the 2007 and 2010 drill programs on the property.

3.0 Reliance on Other Experts

This report relies on information from Servicio Geologico Mexicano (SGM), the Mexican government geological survey, for regional geology. This information is deemed reliable for the scale it was mapped.

4.0 Property Description and Location

The 1,215 ha Arroyo Seco project is situated in the southwestern portion of the state of Michoacan (Fig. 1). The approximate geographic coordinates are 18° 49’N 102° 51’W and latitude. The corresponding municipality is Aguililla, a small community (about 5,000 inhabitants) located about 15 km to the SE of the property.

The Arroyo Seco concession is a government mining assignation acquired at auction in 2006 by Minera Plata Adelante S.A. de C.V. (MPA), a Mexican subsidiary of Endeavour, from Servicio Geologico Mexicano (SGM). The property does not include the smaller concession (Dos Aguas Fracc B) which occurs as an “island” in its southern portion, which is controlled by the Mexican mining company IMMSA (Fig. 2).

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 8
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 1 Michoacán map showing the location of the Arroyo Seco project

MINERAL TENURE

On November 13, 2006, MPA acquired the Arroyo Seco concession from SGM for 2,475,000 Mexican Pesos paid over 2 years (see payment schedule below). SGM retained a 1% NSR production royalty.

Concession Name: Arroyo Seco	Municipality: Aguililla, Michoacán

Title Number: 228966	Hectares: 1,215	Ratification Date: November 13, 2006

February 22, 2007	495,000 Mexican Pesos (Paid)
August 22, 2007	495,000 Mexican Pesos (Paid)
February 22, 2008	495,000 Mexican Pesos (Paid)
August 22, 2008	495,000 Mexican Pesos (Paid)
February 22, 2009	495,000 Mexican Pesos (Paid)
2,475,000 Mexican Pesos

In June 2010, Endeavour staked the new Arroyo Seco 2 concession (700 hectares) covering the former IMMSA ground to the north of Arroyo Seco (Fig. 2). IMMSA had allowed this ground to expire. At the writing of this report, Endeavour had not yet received the title number for the Arroyo Seco 2 concession from the Mexican government.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 9
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 2 Concession map of the Arroyo Seco project

5.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is accessible by road. The property is located 90 km. southwest of the town of Apatzingan in the western part of the State of Michoacán within the Sierra Madre del Sur mountain range. Access to Apatzingan from Morelia, the state capital, is possible on paved roads by taking Highway 37 172 kilometres southwest to the town of Nueva Italia then taking Highway 120 39 kilometres west to Apatzingan. From Apatzingan a paved road can be taken 65 kilometres west then south to the village of El Rodeo. From El Rodeo a dirt road goes west 22 kilometres to the village of La Huerta. Dirt tracks lead south onto the property. The main showings are a few kilometres south of La Huerta. Four wheel drive vehicles are recommended for the last 22 kilometres of dirt road. This area can be located on the “Dos Aguas” 1:50,000 (E13B57) Mexican government topographic map.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 10
NI 43-101 Technical Report for the Arroyo Seco Project

Access on the property is possible from a number of mineral exploration roads (Fig. 4). The majority of the property is steeply inclined cattle pasture with some larger trees in the valley bottoms. Access is possible to most of the property by foot except where cliffs limit access. Cliffs are mainly in the carbonate sequence overlying the mineralized areas.

This area of Mexico has a wet season from June until September with monthly precipitation averaging 150 mm and a dry season with monthly precipitation averaging <25 mm the rest of the year. Temperatures are temperate from October until April then it gets progressively hotter and dryer, with temperatures commonly 45° until the rainy season starts in June. Temperatures then moderate again but heavy rains and washouts impede progress until September.

It will be necessary to acquire surface rights for any areas needed for mine development. The present use of the land is very low value, so this acquisition should not be onerous.

A high tension power line follows the road from Apatzingan and Aguillila, the seat of the municipal government, and passes through El Rodeo, eight kilometres east of property. A local power line supplies power to La Heurta, two kilometre northwest of the property.

Water for mining purposes is available from the creeks in Arroyo Seco and Canyon El Zapote. These creeks flow year round at this elevation but flows are limited in the late spring. An impoundment system would be necessary to supply sufficient water for mining and milling on a year round basis.

There is basic room and board accommodation available in La Huerta with a local labour force of 10 to 20. The nearest large town is Aguililla. This is a town of 5,000 people with basic supplies, fuel and accommodation located approximately 44 kilometres from the property by road. Apatzingan is a major centre with all the necessary supplies and services for exploration and mining and is located 87 kilometres by road from the property.

The property covers an area of moderate to rugged topography with elevations ranging from 600 metres above sea level (asl) in the Canyon El Zapote on the eastern edge of the property to 1,270 metres asl on the western border of the property. The majority of the property is accessible by road and foot, the main exception being the carbonate unit that overlies the mineralized units. The carbonate unit is commonly cliff forming. The bulk of the property is sparsely treed cattle pastures. Some stands of mature dry tropical forest are left in the creek bottoms.

6.0 History

The main showings were discovered in the early 1900's but the majority of the work at Los Alacranes, San Ignacio and El Zapote was carried out in the 1950's. The Alacranes Mine has the largest historic workings judging by the size of the dump and reports from locals of two 80 metre drifts (Fig. 4). The underground workings were not accessible at the time of the principal author’s visit. Access to these workings was recently established by EDR. The work is reported by locals to have been carried out in the 1950's. The San Ignacio prospect is located 600 metres south of Los Alacranes Mine and was a shorter drift with about 100 tonnes of material in its dump. This drift is caved. The third historic working is the El Zapote Mine in the south part of the property. A 50 metre drift is accessible. This drift exposes a one metre wide mineralized horizon striking 150° and dipping 70° east. Abundant massive barite is present in the mineralized horizon.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 11
NI 43-101 Technical Report for the Arroyo Seco Project

Two major modern exploration programs that included drilling have been carried out on the property, one in 1986 by the "Consejo de Recursos Minerales", the mining arm of the Mexican Federal government and the other in 2007 by EDR.

The Consejo de Recursos Minerales has been renamed Servicio Geologico Mexicano (SGM). The SGM program consisted of prospecting and mapping in 1974, 1983 and 1985 followed by trenching in the El Zapote area and 10 diamond drill holes totaling 789 metres in the Los Alacranes area. From this work a non NI 43-101 compliant resource described as an "estimated possible reserve" was calculated. SGM reported 1,509,500 tonnes grading 215 g/t Ag averaging 3.77 metres in thickness in the El Zapote area and 840,230 tonnes with a grade of 206 g/t Ag averaging 3.83 metres in the Los Alacranes area. This resource has been discounted following the EDR program (Jurgeit, M., 2007).

The EDR 2007 program consisted of seven diamond drill holes totaling 746 metres. From this work an Inferred Mineral Resource was estimated for the Los Alacranes area to be 344,000 tonnes grading 283 g/t Ag with an average thickness of 1.55 metres, all in Manto M-1 (Jurgeit,M., 2007). This Inferred Resource estimate is not NI43-101 compliant and should not be relied upon.

7.0 Geological Setting

Regionally, the oldest rock units in the Arroyo Seco area consist of Triassic and Early Jurassic meta-sediments, principally sandstone, siltstone, slate and phyllite. Most of the region, however, is dominated by an Early Cretaceous rock sequence described from oldest to youngest as intermediate to basic volcanics, a volcanic-volcaniclastic sedimentary unit, a marine unit, volcaniclastic sediments and intermediate to acid volcanics and a unit of red-brown conglomerate, sandstone and siltstone. Stocks and dikes of granite and granodiorite intrude locally the above rock units. The entire Cretaceous rock sequence is folded in a large scale.

The local geology of the Arroyo Seco project is comprised of four principal lithologic members described from the oldest to youngest as follows:

1.

A Lower Volcanic Unit subdivided into an older member consisting of andesitic lava flows, breccias and tuffs in the westernmost area overlain by a several km’s long lense of weakly to intensely welded crystal tuffs (ash-flows) of dacitic-rhyodacitic (rarely andesitic) composition.

2.

A Volcaniclastic Sedimentary Unit, host for the stratiform/stratabound Ag-(Pb-Zn-Cu) sulphide mineralization in the prospect area which overlies (discordantly?) the dacitic tuff unit. This Volcaniclastic Sedimentary Unit is further subdivided into:

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 12
NI 43-101 Technical Report for the Arroyo Seco Project

a.

A Lower Volcaniclastic Unit which directly overlies the dacitic welded tuff unit and consists mainly of thick beds of dark red-brown tuff, tuffite and tuffaceous mudstone. In places barite crystal blades are observed growing within the rock matrix suggesting a syndiagenetic origin.

	b.	An Upper Volcaniclastic Unit consisting of complex strata distinguished by:

		i.	Interbedded, moderately to thickly-stratified, often poorly sorted, feldspathic lithic sandstone (graywacke), arkose, conglomerate, andesitic feldspathic air-fall tuff and tuffite.

		ii.	Andesitic lava flows up to 5 m thick appear only in few places, possibly deposited only in topographic lows (channels).

iii.

Sequence of interstratified thin bedded to finely laminated siltstone, fine to coarse grained lithic sandstone/arkose, fine grained tuff/tuffite, and less abundant conglomerate, mudstone and shale. Coalified Plant Remains (CPLR), fossil mud-cracks and cross-bedding are also present.

iv.

“Mantos” - these are horizons range in thickness between 1 and 10 m and are composed of interstratified usually thinly bedded and finely laminated siltstone, shale, mudstone with less abundant beds of lithic sandstone, and conglomerate. CPLR and very fine grained black organic matter are observed. Specks and tiny lenses or seams of very fine crystalline pyrite may occur together with the organic matter. Narrow beds of black chert, red chert, gray chalcedony fragments and minor barite are also present.

3.

A transgressive Marine Unit unconformably overlies the Volcaniclastic Sedimentary Unit. The unit is mainly composed of moderately to thickly bedded fossiliferous massive limestone with intercalations of 1 to 10 m thick clastic and volcaniclastic sediments including marlstone, lithic/tuffaceous sandstone and conglomerate (often calcareous), calcareous mudstone and andesitic tuff occur at the base. Total thickness of this unit is about 300 to 400 m.

4.	An Upper Volcanic Unit overlies the Marine Unit. The unit is built up of andesitic lava flows, breccias, tuff and volcaniclastic sediments.

The principal economic mineralization consists of Ag, Pb, Zn and Cu sulphides irregularly distributed within the manto horizons and locally in certain siltstone dominated beds, rich in carbonized plant remains within the Upper Volcaniclastic Unit. Some zoning is also evident within the mineralized horizons with the highest Cu and Ag grades occurring near the base, and Pb-Zn with much less Ag appearing towards the top of the beds. The Zn:Pb ratio also increases toward the top.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 13
NI 43-101 Technical Report for the Arroyo Seco Project

SGM conducted polished section investigation and microprobe analysis the mineralized mantos. They reported the most common sulphide minerals as galena, sphalerite and pyrite with minor chalcopyrite and tetrahedrite/tennantite. It was also reported that sulphide minerals are usually disseminated, generally microscopically fine-grained, anhedral and often intergrown with carbonized plant remains.

Also observed throughout the entire project area are narrow barite-calcite veins (maximum width 50 cm) extending only a few meters; most abundant in the San Ignacio and El Zapote areas.

Figure 3: Regional Geology

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 14
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 4: Arroyo Seco Property Geology

8.0 Deposit Types

The Arroyo Seco prospects are interpreted as volcaniclastic-hosted reduced facies Ag-(Cu-Pb-Zn-Ba) mineral occurrences. The available evidence suggests deposition of the mineralized manto horizons within a shallow sub-aqueous hot-spring environment. Early syndiagenetic barite and chert were deposited from oxidizing fluids during an early hot-spring stage. Precipitation of very fine grained Ag-Pb-Zn-Cu sulphide minerals occurred later during diagenesis at oxidation-reduction boundaries especially in horizons with higher organic content.

The Arroyo Seco exhalative horizons or “manto deposits” as they are called in Mexico, possibly formed in lowlands, adjacent to a volcanic mountain chain, at the edge of a developing basin. The fine-grained tuffs, lapilli tuffs and mudflows of the Lower Volcaniclastic Unit also suggest that deposition of the host rocks occurred under water.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 15
NI 43-101 Technical Report for the Arroyo Seco Project

Possible analogies with respect to mineralization and lithology for Arroyo Seco include sandstone-hosted Ag-Pb-Zn deposits like Yava in Nova Scotia, Canada and Largentiere in France and the Eskay Creek volcaniclastic-hosted subaqueous Ag-Au hotspring deposit in British Columbia, Canada.

The argentiferous exhalative rocks are associated with red, grey and white chert, barite and lead, zinc and copper sulphides. The metal rich exhalative rocks are in a sequence of rocks postulated to have been deposited in a shallow lacustrine or marine setting. Abundant carbonized plant remains, (CPLR), are present throughout the 20 to 80 metre sedimentary section that hosts the exhalative beds.

The silver rich exhalative beds can be identified in outcrop by their banded nature, chert, barite and pyrite content and by rare copper carbonates and galena.

Historic mining was limited in nature with no evidence of a mill or arrastra. Mineralization was probably hand sorted and transported directly to a smelter.

Structural interpretation indicates that there is a major northeast trending fault that follows the El Zapote canyon. The mineralized horizon dips much more steeply on the south side of the canyon at about 70°NE versus 25° to 30° NE on the north side of the canyon.

There is the potential that much thicker zones of mineralization might have developed in paleo depressions. The main exhalative sequence, M-1, is very variable in thickness and mineral content indicating a moderate paleo topography.

9.0 Mineralization

Mineralization known on the property consists of syn-sedimentary metal rich exhalative beds with associated chert, barite and sulphides. The commodity of primary interest is silver with grades between 200 g/t and 300 g/t over mineable widths within the main M-1 exhalative unit. Fine grained galena and sphalerite with minor chalcopyrite and tetrahedrite/tennanite are present in M-1. A similar unit, M-1b, is present in some areas a few metres above M-1 in the stratigraphy. A third metal rich horizon, M-2, is present a further 80 metres up section. All three horizons have the potential to have developed much thicker, higher grade sections in paleo lows.

All three mineralized horizons are contained within a sedimentary/volcanic unit. A detailed description of the stratigraphy on the property including the mineralized unit has been paraphrased from (Jurgeit, M., 2007). From oldest to youngest the stratigraphy on the property is:

1. Lower Volcanic Unit subdivided into: an older member consisting of andesite lava flows, breccias and tuffs visible on Figure 4 in its westernmost area. A several km’s long lense of weakly to intensely welded crystal tuffs (ash-flows) of dacitic-rhyodacitic (rarely andesitic) composition overlies older andesitic rocks. In general the tuffs contain 10% to 20% feldspar phenocrysts (mainly plagioclase to 3 mm diameter altered to clay-sericite-calcite). Five to 25% angular fragments of andesite and three to 10% large flattened pumice fragments, up to several cm in diameter, all "floating" in a fine-grained groundmass. Certain tuff beds exhibit weak to moderate "flame" and flow textures. The maximum thickness of this unit is unknown but exceeds 100m.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 16
NI 43-101 Technical Report for the Arroyo Seco Project

2. In the northeast part of the property the Lower Volcanic Unit is discordantly overlain by a Volcaniclastic Unit, host of the stratiform Ag-(Pb-Zn-Cu) sulphide mineralization. This unit includes a large sandstone, siltstone sedimentary component.

This Volcanoclastic Unit is subdivided into a Lower Volcaniclastic Unit and Upper Volcaniclastic Unit. These units are not subdivided in the geological plan map but are subdivided on the sections.

2A. Lower Volcaniclastic Unit: This sub-unit directly overlies the Lower Volcanic Unit and consists mainly of thick beds of dark red-brown tuff, tuffite and tuffaceous mudstone (interpreted as mudflows of reworked tuff/tuffite). One to 50% angular rock fragments one mm to three mm in diameter and one to five % sharp pumice fragments less than five mm in diameter "float" in a very fine grained matrix. Bedding is not apparent on a small scale. The red-brown colour is caused by abundant finely dispersed hematite. In places several percent of idiomorphic bladed barite crystals have grown hematite. In places several percent of idiomorphic bladed barite crystals have grown within the rock matrix. Intercalated are five cm to over one m thick horizons of mainly andesitic lapilli tuffs. Some of these tuffs contain almost equigranular lapillies (subrounded and angular rock fragments) between one mm and five cm in size. Bedding is occasionally visible, rarely also graded bedding. The lapilli tuff beds are often matrix supported with a cement of white/cream coarse crystalline calcite and/or barite. A coarse conglomerate appears locally at the base of the unit. The thickness of Unit 2A varies over short distances from 13 to 35 m indicating moderate paleo relief.

2B. Upper Volcaniclastic Unit: The following strata can be distinguished in this complex unit:

  Interbedded moderately to thickly stratified, poorly sorted, felspathic, lithic sandstone (graywacke), arkose, conglomerate (2mm to 5cm diameter); andesitic feldspathic air-fall tuff and tuffite and less abundant siltstone and mudstone.
  Andesite lava flows up to five m thick in some areas. Abundant vesicles filled with calcite and zeolites.
  Interstratified thinly bedded siltstone, sandstone and tuff/tuffite with less abundant conglomerate, mudstone and shale. Some strata contain up to 10% CPLR. Cross-bedding and fossil mud-cracks have been observed.
  The main showings on the property are confined to a single "manto", in this case a sedimentary unit (M-1) consisting, in part, of an exhalative silver, lead, zinc and copper rich component. Potentially economic grades of silver are present with the other metals in this unit. There are at least two other sedimentary units (M-1b and M-2) with a significant metal rich exhalative components within 100 metres stratigraphically of M-1.
December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 17
NI 43-101 Technical Report for the Arroyo Seco Project

M-1 varies from one to 10 metres thick, averaging 1.55 metres thick and is present over a considerable areal extent. M-1 can be identified by its light gray, dark grey and black bands, red, grey and white chert beds, barite, massive and crystalline, minor pyrite, and sparse copper carbonate and galena. The unit has been traced on surface for three kilometres in a north-south direction by mapping and soil geochemistry. M-1 and the rest of the bedded rocks strike 140° to 170° and dip 25° to 30° northeast in the northern part of the property. In the southern part of the property at El Zapote M-1 has a similar strike to the Los Alacranes area but dips 70° northeast. M-1 is near the bottom of the Upper Volcaniclastic Unit a few metres above the Lower Volcaniclastic Unit. Unit M-1b, where present, is less than five metres above Unit M-1 and Unit M-2 is a further 75 metres up section. The whole of the Upper Volcaniclastic Unit varies from 25 metres to 80 metres in thickness.

3.

A transgressive Marine Unit unconformably overlies the Upper Volcaniclastic unit. This unit is mainly composed of moderately to thickly bedded fossiliferous massive limestone. An Early Cretaceous age is indicated by the fossils. This unit is at least 300 metres thick and cliff forming.

4.	The Marine Unit is overlain by the Upper Volcanic Unit, composed mainly of andesitic flows, breccias, tuffs and volcaniclastic sediments.

The main showings on the Arroyo Seco property are “manto” horizons, up to eight metres in thick, hosted within volcaniclastic rocks (Fig. 5).

Figure 5 Outcrop showing manto horizon exposed at the Alacranes Mine.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 18
NI 43-101 Technical Report for the Arroyo Seco Project

10.0 Exploration

2006 Exploration Program

In late 2006, EDR commenced exploration activities on the Arroyo Seco concession. Initial work included data compilation, field mapping and sampling.

2007 Exploration Program

In early 2007, more extensive exploration activities were initiated in the Alacranes and San Ignacio prospect areas, located in the northern part of the Arroyo Seco project area. Exploration activities included a ground geophysical survey, geochemical soil sampling and diamond drilling.

During 2007, EDR spent an estimated US $236,156 on exploration activities on the Arroyo Seco property (Table 1).

Table 1 Summary of the 2007 Exploration Expenditures for the Arroyo Seco Property

Expense Description	Pesos	US$
Assays	94,379	8,659
Consultants	139,477	12,796
Contractors	82,917	7,607
Diamond drilling	957,145	87,811
Supplies and sundries	224,893	20,632
Geology and engineering personnel	158,731	14,562
Local labour	177,615	16,295
Management	2,790	256
Mining concessions	514,105	47,166
Roads and drill pads	127,150	11,665
Travel & Lodging	49,591	4,550
Vehicles	45,302	4,156
TOTAL	2,574,096	236,156

Geophysical Survey

Geophysical surveying in 2007 was conducted by Terra Tecnologia del Subsuelo S.A. de C.V. (TTS). A total of approximately 4 line-kilometers of ground geomagnetic and induced polarization geophysical surveys along 5 parallel lines separated by 200 m were completed (Figs. 6 & 7).

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 19
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 6: Induced Polarization (Chargeability) results showing anomalies north of Alacranes mine and NNE of the San Ignacio prospect (manto horizon shown as red line).

Figure 7: Metal Factor Geophysical Map (Metal Factor determined by a combination of ground magnetic and Induced Polarization). Metal Factor delineates manto horizon in the Alacranes Mine and San Ignacio prospect areas (manto horizon shown as red line).

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 20
NI 43-101 Technical Report for the Arroyo Seco Project

Soil Geochemical Sampling Program

In 2007, a total of 62 soil samples were collected along the same grid lines used for the geophysical survey (Figs. 8 through 11). All soil samples were analyzed using the 35 multi-element ICP method.

Figure 8:	Manto target delineated by silver soil anomalies in the Alacranes and San Ignacio prospect areas, located in the northern part of the Arroyo Seco project area (manto horizon shown as red line).

Figure 9:	Manto target delineated by lead soil anomalies in the Alacranes and San Ignacio prospect areas, located in the northern part of the Arroyo Seco project area (manto horizon shown as red line).

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 21
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 10:	Manto target delineated by zinc soil anomalies in the Alacranes and San Ignacio prospect areas, located in the northern part of the Arroyo Seco project area (manto horizon shown as red line).

Figure 11:	Barite-rich beds in the hangingwall units stratigraphically above the Manto target as delineated by barium soil anomalies in the Alacranes and San Ignacio prospect areas, located in the northern part of the Arroyo Seco project area (manto horizon shown as red line).

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 22
NI 43-101 Technical Report for the Arroyo Seco Project

Diamond Drilling

Seven (7) holes totaling 746.35 m were drilled on Arroyo Seco during 2007. The 2007 diamond drilling program will be discussed in more detail in the drilling section below.

2008 Exploration Program

During 2008, exploration activities were conducted in the southern portion of the prospect area, in the vicinity of the Zapote mine. Exploration activities in 2008 included a ground magnetic geophysical survey and soil geochemical sampling.

No diamond drilling was conducted on the Arroyo Seco property during 2008.

In 2008, Endeavour spent an estimated US $101,974 on exploration activities on the Arroyo Seco property (Table 2).

Table 2 Summary of the 2008 Exploration Expenditures for the Arroyo Seco Property

Expense Description	Pesos	US$
Assays	23,239	2,226
Consultants	93,494	8,882
Supplies and sundries	45,176	4,245
Geology and engineering personnel	77,343	7,446
Management	1,781	171
Mining concessions	465,576	45,202
Roads and Trenches	180,345	17,244
Salaries (Subtotal)	83,311	8,001
Travel & Lodging	17,056	1,586
Vehicles	6,719	644
Not deductible	67,234	6,330
TOTAL	1,061,275	101,974

Geophysical Survey

TTS also conducted the geophysical surveying at Arroyo Seco in 2008. Approximately 10-line kilometers of ground magnetic geophysical survey was conducted (Fig. 12).

In general, geophysical anomalies coincide with some of the known mineralized zones within the mantos. Ground magnetic surveys also show linear trends slightly east of north and somewhat radial northwesterly trending linears across the center of the study area.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 23
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 12:	Total magnetic geophysical values. Manto horizon delineated by ground magnetics (manto horizon shown as red line).

Soil Geochemical Sampling Program

In 2008, a total of 167 soil samples were collected along the same grid used for the geophysical survey (Figs. 13 through 16). All soil samples were analyzed using the 35 multi-element ICP method.

Soil geochemical surveys were also able to detect the approximate position of mineralized manto outcrops, where they project to the land surface. In general, geochemical anomalies appear to mark the most mineralized and potential more favorable portion of the manto horizon. The most obvious center of interest is in the north central part of the Arroyo Seco project area.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 24
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 13:	Manto target delineated by silver soil anomalies in the Zapote Mine area, located in the southern part of the Arroyo Seco project area (manto horizon shown as red line).

Figure 14:	Manto target partially delineated by spotty lead soil anomalies in the Zapote Mine area, located in the southern part of the Arroyo Seco project area (manto horizon shown as red line).

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 25
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 15:	Manto target delineated by zinc soil anomalies in the Zapote Mine area, located in the southern part of the Arroyo Seco project area (manto horizon shown as red line).

Figure 16:	Barite-rich beds in the hangingwall units stratigraphically above the Manto target as delineated by barium soil anomalies in the Zapote Mine area, located in the southern part of the Arroyo Seco project area (manto horizon shown as red line).

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 26
NI 43-101 Technical Report for the Arroyo Seco Project

2010 Exploration Program

After a brief hiatus during 2009, Endeavour resumed exploration activities on the Arroyo Seco property.

Initial work included construction of a new bulldozer road to access the Alacranes mine area in the north part of the Arroyo Seco property. An existing road was also extended down to the Zapote creek area in the south part of the property. Road cuts from the new access road and from roads excavated to drill pads in the Zapote area also crossed mineralized manto horizons. These new bedrock exposures served as excellent trenches for both mapping and sampling.

An excavator was used to clean and re-establish access to the underground workings of the Los Alacranes Mine.

Surface and underground mapping and sampling was conducted on the manto horizons exposed in both the Los Alacranes and Zapote mine areas. Significant sample results include 1,070 g/t Ag, 1.4% Pb and 0.4% Cu over 0.6 m and 451 g/t Ag, 15.0% Pb and 0.2% Cu over 1.4 m.

Twelve (12) holes totaling 1,241.2 m were drilled on Arroyo Seco during 2010.

During 2010, Endeavour spent an estimated US $395,878 on exploration activities on the Arroyo Seco property (Table 3).

Table 3 Summary of the 2010 Exploration Expenditures for the Arroyo Seco Property

Expense Description	Pesos	US$
ASSAYS	389,007	30,770
CONSULTANTS	16,783	1,328
DIAMOND DRILLING	2,022,280	159,962
FIELD	134,972	10,676
HOUSING	7,289	577
FOOD	15,287	1,209
GEOLOGY AND ENGINNERING PERSONNEL	894,236	70,734
CONTRACTORS SERVICES	82,767	6,547
RECLAMATION	17,360	1,373
ROADS AND DRILL PADS	1,146,050	90,653
TRAVEL & LODGING	32,591	2,578
REPAIR & MAINTENANCE	12,510	990
EXPENSES NON DEDUCTIBLE	233,651	18,482
Total	5,004,782	395,878

In total, Endeavour spent an estimated US$734,008 on exploration activities during the 2007, 2008 and 2010 work seasons.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 27
NI 43-101 Technical Report for the Arroyo Seco Project

11.0 Drilling

2007 Drilling Program

In 2007, EDR conducted Phase 1 surface diamond drilling on the Arroyo Seco property. Seven (7) holes totaling 746.35 m were drilled and a total of 243 samples were collected (Table 4).

The Arroyo Seco Phase 1 drilling program commenced on May 24, 2007 and was completed on June 28, 2007. Diamond drilling was conducted by Construccion Arrendamiento de Maquinaria y Mineria, S.A. de C.V (CAMMSA), a Mexican-based drilling company. Table 4 summarizes the location, direction and depth data for the drill holes and Figure 17 is a plan of the site and the drill hole collars and traces.

A summary of all the drilling intersections from 2007 is provided in Table 5.

The mineralization intersected by EDR’s 2007 drilling program on the Arroyo Seco property is between 15 m and 100 m below surface and nearly 800 m in strike length.

All 7 holes drilled by EDR in 2007 intersected the target mantos (Table 5). These holes also provided stratigraphic-lithologic-petrographic information and confirmed a good continuity of the main manto horizon (M-1) located at the base of the Upper Volcaniclastic Unit. The mineralization in manto M-1 is open to the south and might re-appear downdip, further toward the east. It is strongly indicated that this stratigraphically high mineralization might continue toward the southeast, where it might be confined in areas where the volcano-sedimentary rocks were deposited within a deeper paleo-basin.

Table 4 Summary of the 2007 Arroyo Seco Property Drilling Program

HOLE	EASTING	NORTHING	ELEVATION	BEARING	INCLINATION	DEPTH
			m	degrees	degrees	m
ASD-1	726,265	2,084,527	875	230	-60	125.05
ASD-2	726,423	2,084,573	863	230	-60	128.30
ASD-5	726,397	2,084,111	969	230	-60	114.20
ASD-3	726,259	2,083,929	1,020	0	-90	102.05
ASD-6	726,482	2,084,233	944	230	-60	87.90
ASD-4	726,471	2,083,886	1,009	230	-60	129.85
ASD-7	726,248	2,084,634	851	240	-60	59.00
					TOTAL	746.35

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 28
NI 43-101 Technical Report for the Arroyo Seco Project

Table 5 Significant Intercepts for the 2007 Diamond Drilling Program on the Arroyo Seco Property

Hole	Mineralization	dip of bedding	From m	To m	Interval m	real width (m)	vertical width (m)	Ag ppm	Cu %	Pb %
ASD-1	Manto M-1	24°	26.55	28.50	1.95	1.88	2.05	536	0.310	1.590
	includes:		26.55	27.65	1.10	1.06	1.16	823	0.344	2.810
ASD-2	CPLR-rich bed	18.5°	62.10	63.10	1.00	0.97	1.02	175		0.488
	Manto M-1	18.5°	68.35	69.00	0.65	0.63	0.69	148		1.270
ASD-3	Manto M-1	18°	No insignificant mineralization
ASD-4	Manto M-2	20°	No insignificant mineralization
	CPLR-rich beds	20°	16.50	17.90	1.40	1.31	1.39	20	0.110	4.690
	Manto M-1	20°	97.50	99.95	2.45	2.30	2.45	147	0.179	0.430
ASD-5	Manto M-1	15°	40.85	41.85	1.00	0.87	0.90	202	0.100	0.950
ASD-6	Manto M-1	15°	No insignificant mineralization
ASD-7	Manto M-1	21°	15.00	17.05	2.05	2.05	2.19	281	0.100
	includes:		15.80	17.05	1.25	1.25	1.34	400	0.126	0.390

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 29
NI 43-101 Technical Report for the Arroyo Seco Project

2010 Drilling Program

In 2010, EDR conducted Phase 2 surface diamond drilling program on the Arroyo Seco property. Twelve (12) holes totaling 1,241.2 m were drilled and a total of 928 samples were collected.

The Arroyo Seco Phase 2 drilling program commenced on June 12, 2010 and was completed on September 9, 2010. Diamond drilling was conducted by Baja Drilling S. de RL de C.V. (Baja), a Mexican-based drilling company. Table 6 summarizes the location, direction and depth data for the drill holes and Figure 17 is a plan of the site and the drill hole collars and traces. Cross-sections for all EDR holes drilled on the Arroyo Seco property are shown on Figures 18 through 33.

The purpose of this program was to try to delineate sufficient resources on the Arroyo Seco property in order to permit preliminary mine planning, economic analysis and a possible development decision. Nearly all of the holes intersected mineralized zones and helped to further define the exhalative manto horizon on the Arroyo Seco property.

The mineralization intersected by EDR’s 2010 drilling program on the Arroyo Seco property is between 12 m and 170 m below surface more than 2 km in strike length. In general, the manto zone intercepted in drill holes was mainly comprised of volcanosedimentary sandstone, intercalated with shales (mainly carbonaceous) and barite veinlets and syn-sedimentary sulphide mineralization. The barite veins (or nodules) with calcite either contained or are rimmed by sulphides, mainly pyrite. Sulphides are also in the carbonaceous shale zone with even lesser amounts in the conglomeratic sandstone when it is brecciated. The footwall unit was a dacite which was locally silicified and propylitized. Above the dacite, the conglomeratic sandstone and lesser carbonaceous shales were also strongly silicified with weak to moderate propylitization and minor sulphides. In places, the carbonaceous beds were either hornfelsed or show slight skarnification. The volcano-sedimentary unit hosting the manto horizons was overlain by limestone of the Morelos Formation.

A summary of all the drilling intersections from 2010 is provided in Table 7.

By the end of 2010, EDR had completed a total of 19 diamond drill holes for a total of 1,987.55 m on the Arroyo Seco property.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 30
NI 43-101 Technical Report for the Arroyo Seco Project

Table 6 Summary of the 2010 Arroyo Seco Property Drilling Program

HOLE	EASTING	NORTHING	ELEVATION	BEARING	INCLINATION	DEPTH
			M	degrees	degrees	m
ASD-8	726,365.00	2,084,765.00	800.38	240º	-69º	81.60
ASD-9	726,315.00	2,084,400.00	900.00	240º	-66º	75.75
ASD-10	726,320.00	2,084,225.00	921.67	0º	-90º	66.70
ASD-11	726,400.00	2,083,630.00	1,105.30	0º	-90º	140.95
ASD-12	726,924.00	2,082,826.00	938.79	270º	-50º	139.30
ASD-13	727,051.00	2,082,576.00	736.80	270º	-45º	183.85
ASD-14	727,146.00	2,082,623.00	737.95	270º	-45º	196.50
ASD-15	726,948.00	2,082,740.00	885.15	270º	-45º	53.85
ASD-16	726,948.00	2,082,740.00	885.15	0º	-90º	50.40
ASD-17	726,948.00	2,082,740.00	885.15	90º	-55º	50.30
ASD-18	726,511.33	2,084,755.21	792.74	240º	-65º	81.65
ASD-19	726,416.00	2,084,443.00	901.00	240º	-70º	120.35
					TOTAL	1,241.2

Table 7 Significant Intercepts for the 2010 Diamond Drilling Program on the Arroyo Seco Property

Hole	Vein	From	To	Core Length	True Width	Ag	Cu	Pb	Zn
		(m)	(m)	(m)	(m)	(gpt)	(%)	(%)	(%)
AS-8	Manto	30.30	33.85	3.55	3.54	<5	0.00	0.00	0.01
AS-9	Manto Projection	54.00	56.40	2.40	2.39	23.5	0.03	0.17	0.43
AS-10	Manto	31.20	36.20	5.00	4.53	<0.2	0.00	0.00	0.01
AS-11	Manto	50.30	52.40	2.10	1.84	<5	<0.0001	0.00	0.01
AS-12	Manto	54.55	57.75	3.20	2.50	80.3	0.08	0.29	0.14
AS-13	Manto	70.85	72.90	2.05	2.02	311.0	0.94	0.07	0.12
	Barite Zone	73.40	79.40	6.00	5.17	36.8	0.31	0.02	0.01
AS-14	Manto	118.23	119.42	1.19	1.12	863.5	0.31	0.82	0.01
	Manto	169.08	172.65	3.57	2.92	162.2	0.41	0.05	0.07
AS-15	Manto ?	25.25	30.15	4.90	4.15	2.4	0.01	0.02	0.18
AS-16	Manto	22.50	25.20	2.70	1.60	0.2	0.00	0.00	0.01
	Manto	28.40	37.55	9.15	6.10	1.2	0.00	0.00	0.01
AS-17	Zapote Fault	17.35	19.50	2.15	1.62	1.0	0.00	0.00	0.02
AS-18	Manto	54.30	56.65	2.35	2.31	188.3	0.02	0.21	0.03
AS-19	Manto ?	11.90	19.80	7.90	7.78	1.8	0.00	0.01	0.01
	Manto ?	57.80	59.25	1.45	1.36	5.4	0.00	0.04	0.29

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 31
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 17: Surface map showing completed holes at Arroyo Seco including initial CRM (now SGM) holes (green), Endeavour’s 2007 drill holes (black) and 2010 holes (blue).

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 32
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 18 Cross-section through Hole AS-1	Figure 19 Cross-section through Hole AS-2

Figure 20 Cross-section through Hole AS-3	Figure 21 Cross-section through Hole AS-4

Figure 22 Cross-section through Hole AS-5	Figure 23 Cross-section through Hole AS-6

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 33
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 24 Cross-section through Hole AS-7	Figure 25 Cross-section through Hole AS-8

Figure 26 Cross-section through Hole AS-9 and AS-19	Figure 27 Cross-section through Hole AS-10

Figure 28 Cross-section through Hole AS-11	Figure 29 Cross-section through Hole AS-12

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 34
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 30 Cross-section through Hole AS-13	Figure 31 Cross-section through Hole AS-14

Figure 32 Cross-section through Holes AS-15, AS-16 and AS-17	Figure 33 Cross-section through Hole AS-18

12.0 Sampling Method and Approach

The general procedures and controls for soil, rock chip and core sampling procedures in practice by EDR meets accepted industry standards. Chip samples are a continuous, even series of rock chips taken across the width of a planar mineralized body. The bulk of the samples taken to date have been chip and core samples. Rock chip and core sampling are considered to be representative of the areas examined and suitable for use in resource estimation.

Core samples were taken by the company in mineralized areas at 1.5 metres or less, depending on geology. Half core samples were cut using a diamond saw.

The primary author took five duplicate samples of quarter core splits. The half core remaining was cut in half with a diamond saw. Results are shown in Table 8.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 35
NI 43-101 Technical Report for the Arroyo Seco Project

13.0 Sample Preparation, Analysis and Security

All Arroyo Seco drill core from the 2007 and 2010 drilling programs has been moved to a secure core storage facility at EDR’s Guanajuato mine in Guanajuato, Mexico.

The drilling used a combination of HQ and NQ core diameters with the holes typically drilled from the hangingwall, perpendicular to and passing through the target structure, into the footwall. Drilling was designed for intercept angles greater than 35° and most were between 45° and 90°.

The drill set-up was surveyed for azimuth, inclination and collar coordinates and there was daily scrutiny and coordination with the drill crew by the EDR geologists. At or near the targeted depth, the hole was surveyed using a Reflex down-hole multi-shot instrument. The readings were taken at an approximate depth of 4 m below the end of the drill string and at 30 m to 50 m intervals from the bottom of the hole back up to the collar.

The drill core was collected daily and transported to the core logging facility where it was laid out, measured, logged for geotechnical and geological data and marked for sampling.

Mineralized core was sampled at intervals less than or equal to 1.5 m in length, which were selected by EDR geologists to represent the various individual styles of mineralization. A total of 1,171 samples were submitted from the 2007 and 2010 drilling program. The core was cut in half with a diamond saw. Samples were bagged and tagged at the Arroyo Seco project and then shipped for analysis.

Samples were shipped to ALS-Chemex (ALS) for sample preparation and ALS in Vancouver, Canada, for analysis. In 2007, sample preparation was done at the ALS prep facility in Guadalajara. In 2010, sample preparation was conducted at the new ALS facility in Zacatecas.

Upon arrival at ALS, all of the samples are logged into the laboratory’s tracking system. Then the entire sample is weighed, dried and fine crushed to better than 70% passing 2 mm. A sample split of up to 250 g is then taken and pulverized to 85% passing 75 microns.

Gold and silver grades are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper grades are determined by AA using a 50 g nominal pulp sample weight used. The pulps are also subjected to aqua regia digestion and Inductively Coupled Plasma (ICP) multi-element analysis.

The turn-around time required for analyses has typically been from 2 to 4 weeks.

14.0 Data Verification

The primary author took five quarter core splits from drill core previously cut in half and sampled by EDR. A table comparing sample results appears below:

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 36
NI 43-101 Technical Report for the Arroyo Seco Project

Table 8: EDR/D. Dunn Sample Comparison

Drill Hole	Interval (metres)	EDR Ag g/t	D.Dunn Sample	Ag g/t
AS-1	26.55-27.65 (1.1)	823	87619	146
AS-2	68.35-69.00 (0.63)	148	87620	140
AS-4	97.50-99.95 (2.3)	147	87621	115
AS-5	40.85-41.85 (0.870)	202	87622	211
AS-7	15.08-17.02 (1.94)	281	87623	305

The first sample shows a serious discrepancy. The others are within acceptable variation for this type of deposit. It is suspected that, with the first sample, the EDR sample was strongly biased by the sampler putting the more mineralized pieces of core in the sample bag. Samplers should be more closely supervised to avoid this situation.

Quality control measures were carried out by the laboratories, as described above and in Appendix B. The comparison of fire assays and ICP-MS silver results provided verification of assay procedures.

15.0 Adjacent Properties

The most important nearby property is the La Minita Mine, located approximately 100 kilometres northwest of the Arroyo Seco property. The La Minita Mine, now closed, was a 6 million tonne deposit exploited by Peñoles. The La Minita deposit had high zinc, lead and silver contents with lesser amounts of copper and gold.

16.0 Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing has been carried out by the company on the property.

17.0 Mineral Resource and Reserve Estimate

The Mineral Resource estimate has been produced and classified using the current CIM standards and definitions for estimating resources and reserves as required by Canadian National Instrument 43-101 and the accompanying documents NI 43-101-F1 and NI 43-101-CP.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 37
NI 43-101 Technical Report for the Arroyo Seco Project

The primary author was engaged to audit EDR’s mineral resource estimate for the Arroyo Seco property.

EDR has employed a classic polygonal method to estimate the mineral resources for the Arroyo Seco project. Endeavour uses the specific gravity (SG) to estimate the tonnages. Specific gravity is the density of the rock relative to the density of water because water's density is 1 gram per cubic centimeter or 1 g/cm3. Specific gravity numbers thus translate directly to g/cm3, or tonnes per cubic meter (t/m3).

Rocks of the same type can have a range of specific gravities, since they can contain different proportions of minerals and voids. The host rocks for mineralization at Arroyo Seco are mainly shale (SG = 2.4 to 2.8) and sandstone (SG = 2.2 to 2.8) . So EDR has decided to use a specific gravity of 2.6 to estimate the tonnages for the Arroyo Seco project. This is considered reasonable for this type of volcano-sedimentary deposit.

For comparison, the average specific gravity of country rocks (volcanics and sedimentary) for Farallon’s Campo Morado mine in Guerrero State varies between 2.73 and 2.83. The average specific gravity of mineralized material for the G-9 deposit at the Farallon mine is 3.95. A total of 9,494 measurements were taken during logging of the drillcore from the G-9 surface exploration holes at Farallon. The host rocks for the VMS deposits at Campo Morado are considered to be very similar to that at Arroyo Seco. However, the sulphide content in the G-9 deposit is much higher than has been found in the Arroyo Seco manto horizons.

The 2-D polygonal method is based on the use of a plan view (sub-horizontal mantos in the Alacranes area) and longitudinal (sub-vertical mantos in the Zapote area) section to estimate the mineral resources.

Drill indicated mineral resource blocks are defined by drawing a polygon around each drill intercept on either plan view or longitudinal section. Before a polygon is drawn the intercept must be above the established cut-off grade and meet the 1.5 m minimum width criteria. A 50 m projection from the centroid of the drill intercept is then made for Inferred resource blocks. When the continuity of mineralization is determined, an additional projection has been made to connect nearby Inferred resource blocks. Block volumes are estimated by drawing each block area on either a plan view or longitudinal section and measuring this area using AutoCAD. The area of the block is then multiplied by either the average vertical thickness (sub-horizontal mantos in the Alacranes area) or horizontal width (sub-vertical mantos in the Zapote area) of the composited drill intercept to estimate the volume. Inferred mineral resource polygons on are shown on Figures 34 through 36.

The summary of the Inferred resource estimate contained in Table 9 is effective December 1, 2010. The cut-off grade for the Inferred mineral resources is 100 g/t silver.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 38
NI 43-101 Technical Report for the Arroyo Seco Project

Table 9 December 1, 2010 Inferred Mineral Resource Estimate, Arroyo Seco Property

BLOCK	Zone	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au Oz	Ag Oz	Pb lbs	Zn lbs
Sub Horizontal Manto (Alacranes)
AS-1	Manto M1	63,638	0.03	537	1.59	0.35	61	1,097,927	2,225,412	497,048
AS-2	Manto M1	109,767	0.12	110	0.31	0.05	423	388,200	741,653	122,219
AS-7	Manto M1	71,117	0.06	281	1.33	0.07	134	643,275	2,085,399	114,407
AS-18	Manto M1	92,816	0.05	185	0.21	0.03	149	553,331	429,284	62,198
B-MA	Manto M1	27,169	0.05	155	3.19	1.36	44	135,119	1,908,831	811,485
AS-5	Manto M1	98,221	0.07	110	0.47	0.08	236	346,765	1,011,334	177,021
AS-4	Manto M1	114,515	0.08	147	0.43	0.32	310	540,389	1,093,997	812,073
AS-12	Manto M1	37,801	0.05	105	0.54	0.22	61	127,208	452,648	186,109
	Subtotal	615,044	0.07	194	0.73	0.21	1,419	3,832,214	9,948,557	2,782,561
Sub Vertical Manto (Zapote)
AS-13	Manto M1	39,559	0.05	330	0.07	0.13	64	419,810	61,228	111,990
AS-14	Manto M1	40,698	0.05	189	0.07	0.03	65	246,768	65,403	26,091
AS-14	Manto M2	42,881	0.05	528	0.50	0.01	69	727,993	472,627	12,363
	Subtotal	123,137	0.05	352	0.22	0.06	198	1,394,571	599,257	150,445
	Total	738,181	0.07	220	0.65	0.18	1,617	5,226,785	10,547,814	2,933,005

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 39
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 34:	Surface plan map showing location of Inferred Resource polygons on the Arroyo Seco property.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 40
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 35	Longitudinal Section showing location of Inferred Resource polygons for the M1 Manto on the Arroyo Seco property.

Figure 36:	Longitudinal Section showing location of Inferred Resource polygons for the M2 Manto on the Arroyo Seco property.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 41
NI 43-101 Technical Report for the Arroyo Seco Project

18.0 Other Relevant Data and Information

The author’s know of no other relevant data or information on the company’s concessions.

19.0 Interpretation and Conclusions

The Arroyo Seco property has strong geological similarities to the Campo Morado mine presently operated by Farallon Resources Ltd. 270 kilometres to the east southeast of the property. The Campo Morado deposits, although different in age, are hosted in the same type of rocks with similar attitudes as Arroyo Seco. Campo Morado and Arroyo Seco are genetically similar systems, both volcanogenetic massive sulphide deposits formed in shallow water on a transgressive continental margin. The main difference between the deposits is that thicker zones of massive sulphide mineralization have not, as yet, been discovered at Arroyo Seco. Massive sulphide deposits were successfully outlined at Campo Morado using gravity geophysical surveys. A similar survey should be carried out on the Arroyo Seco property from the outcrop of the M-1 horizon for one kilometre east with 100 metre line spacing and 50 metre station spacing.

Geological interpretation from the present program indicates that the M-1 Manto extends to depth the whole length of the M-1 surface exposures. The horizon varies considerably in width and grade. There are three mineralized areas in the M-1 horizon and one area in the M-2 horizon which are estimated to contain 738,181 tonnes grading 220 g/t Ag, 0.07 g/t Au, 0.65% Pb and 0.18% Zn. It should be profitable to mine this material if a larger resource can be outlined.

It will be necessary to raise the level of confidence in all these resources to measured or indicated mineral resources before definitive mine planning can be done. The geophysical and drilling programs recommended should raise enough resources to measured and indicated levels so that it is possible to carry out a scoping study.

20.0 Recommendations

The Arroyo Seco property has reasonable potential to develop a profitable mining operation. Further work is recommended. A Phase I program consisting of a gravity geophysical survey and detailed sampling and mapping of all Manto exposures should be undertaken. This program is estimated to cost $305,000 and take three months to complete.

A success contingent Phase II program consisting of 6,000 metres of diamond drilling should be carried out. The Phase II program is estimated to cost $1,350,000 and take four to six months to complete.

Respectfully Submitted,

David St. Clair Dunn, P.Geo.	Barry Devlin, P.Geo.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 42
NI 43-101 Technical Report for the Arroyo Seco Project

21.0 References

Bustamante G., J., Esponda O., D., 1988; “Petrografia Y Metalogenia Del Yacimento de Arroyo Seco" de Consejo De Recursos Minerales.

Campa, M.F. and Coney, P.J. (1983). Tectno-stratigraphic terranes and mineral resources distribution in Mexico. Can. Jour. Earth Sci., V20, pp. 1040-1051.

Clark, K.F. and Melentez, Luis R., 1991, Gold and Silver Deposits in Mexico.

Consejo de Recursos Minerales, 19__, Monografia Geologica Minera delEstado de Michoacán.

EDR Drill Logs, 2007; Various geologists.

Feyerabend, W., 2008; “Arroyo Seco Project Report" for Endeavour Silver Corp.

Jurgeit, M., 2007; “Results and Discussion of the Exploration Campaign May-July 2007 at the Arroyo Seco Ag (Pb-Cu) Project, Michoacán, Mexico" for Endeavour Silver Corp.

Lang et al. (19960. Terrane deletion in the northern Guerrero State, Geofisica Internacional. V35 (4), pp. 349-359.

Liberado F., J., 1992; “Estudio Geologico y Evaluativo por Plata del prospecto Arroyo Seco" Tesis Professional de Instituto Politecnico Nacional.

Montiel E., J., 1988; "Yacimento Sinsedimentary de Arroyo Seco" de Consejo De Recursos Minerales.

Montiel E., J., et al, 1992; “Informe Final Proyecto Arroyo Seco" de Consejo De Recursos Minerales.

Stone, D. M. R. et. al., 2007: "Revised Technical Report on the 2007 Program and Preliminary Assessment of the G-9 Deposit, Campo Morado Project" for Farallon Resources Ltd.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 43
NI 43-101 Technical Report for the Arroyo Seco Project

Appendix A Estimated Costs of Recommended Programs

Phase 1 – Trenching, Prospecting, Geochemical and Geophysical Surveys

Personnel: EDR Management supervision: 30 days @ $1,000/day	30,000
Geological Consultant: 20 days @ $800/day:	16,000
Project Geologist: 100 days @ $100/day:	10,000
Junior Geologists: 2 for 60 days @ $60/day:	7,200
Samplers: 4 for 60 days @ $20/day:	4,800
Room and Board: 270 days @ $80/day:	21,600
Excavator: 400 hours @ $120/hour:	48,000
Vehicles: P/U trucks: 2 for 70 days @ $100/day	14,000
Fuel:	2,800
ATVs: 2 for 60 days @ $50/day	6,000
Analyses: 50 soil samples @ $15/sample	750
1,500 rock samples @ $25/sample	37,500
Geophysical Survey:30 line km @ $2000/km	60,000
Mob-demob:	10,000
Freight and communications:	10,000
Report Preparation:	10,000
Contingency:	15,350
Estimated Total - Phase 1	$305,000

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 44
NI 43-101 Technical Report for the Arroyo Seco Project

Phase 2 - Diamond Drilling:

HQ diamond drilling plus geological support and assays:
6,000 metres @ $200/m	1,200,000

Contingency:	150,000

Estimated Total – Phase 2	$1,350,000

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 45
NI 43-101 Technical Report for the Arroyo Seco Project

Appendix B Quality Control/Quality Assurance Procedures, Assay Results

A QA/QC program of blanks, duplicates, reference standards and check assays has been instituted by EDR to monitor the integrity of assay results. For each batch of approximately 20 samples, control samples are inserted into the sample stream. Each batch of 20 samples includes one blank, one duplicate and one standard reference control sample. Check assaying is also conducted on the samples at a frequency of between 5% and 10%.

Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying either the pulp or reject or both.

EDR’s sampling process, including handling of samples, preparation and analysis, is shown in the quality control flow sheet below (Figure 37).

Figure 37 Endeavour Silver’s Flow Sheet for Core Sampling, Preparation and Analysis

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 46
NI 43-101 Technical Report for the Arroyo Seco Project

Blanks

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory (Figs. 38 through 42). The blank material used was completely barren core or outcrop material obtained from EDR’s Arroyo Seco property. The unmineralized dacite unit in the footwall of the manto horizons was typically used for blank material.

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples.

Figure 38 Control Chart for Gold Assays from the Blank Samples Inserted into the Sample Stream for the Drilling

Figure 39 Control Chart for Silver Assays from the Blank Samples Inserted into the Sample Stream for the Drilling

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 47
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 40 Control Chart for Copper Assays from the Blank Samples Inserted into the Sample Stream for the Drilling

Figure 41 Control Chart for Lead Assays from the Blank Samples Inserted into the Sample Stream for the Drilling

Figure 42 Control Chart for Zinc Assays from the Blank Samples Inserted into the Sample Stream for the Drilling

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 48
NI 43-101 Technical Report for the Arroyo Seco Project

Upon review of the data, it is reasonable to conclude that the few cases of higher assay values were more related to the quality of the original blank material rather than to contamination in the preparation process or analysis in the laboratory. Some material used for blanks may in fact have had some minor amount of mineralization. EDR considers that, based on the results obtained from the blank samples, its assay results for the drilling programs are for the most part free of any significant contamination.

Duplicates

Duplicate samples were used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or lack of homogeneity of the samples (Figs. 43 through 47).

Duplicate core samples were prepared by Endeavour personnel at the core logging facility at the Arroyo Seco project. Preparation first involved randomly selecting a sample interval for duplicate sampling purposes. The duplicates were then collected at the time of initial sampling. This required splitting the core in half and then crushing and dividing the half-split into two portions which were then sent to the laboratory separately. The duplicate samples were ticketed with the consecutive number following the original sample. One duplicate sample was collected for each batch of 20 samples.

Figure 43 Graph of the Original versus Duplicate Sample for the Gold Assays from Endeavour’s Drilling Program

There appears to be fewer points on the graph in Figure 42 than the number of duplicate samples that were actually analyzed. The reason is that the all but one sample were less than the detections limit (<0.05 ppm) for gold. Thus, the majority of the sample points lie on top of one another and therefore, the correlation index is meaningless for duplicate analyses for gold.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 49
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 44 Graph of the Original versus Duplicate Sample for the Silver Assays from Silver’s Drilling Program

Figure 45 Graph of the Original versus Duplicate Sample for the Copper Assays from Silver’s Drilling Program

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 50
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 46 Graph of the Original versus Duplicate Sample for the Lead Assays from Silver’s Drilling Program

Figure 47 Graph of the Original versus Duplicate Sample for the Zinc Assays from Silver’s Drilling Program

For the duplicate samples, graphical analysis shows good correlation indices for the majority of the samples (Figures 43 through 47).

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 51
NI 43-101 Technical Report for the Arroyo Seco Project

Standard Reference Samples

EDR uses commercial standard reference samples to monitor the accuracy of the laboratories. The standard reference material has been purchased from internationally-recognized companies (WCM Minerals). Each standard reference sample was prepared by the vendor at its own laboratories and shipped directly to EDR along with a certificate of analysis for each standard purchased.

Reference control samples were submitted at an average frequency of 1 for each batch of 20 samples. The standard reference samples were ticketed with pre-assigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Two different standards were submitted and analyzed for silver, copper, lead and zinc. The standard reference material samples used during Endeavour’s drilling program are summarized in Table 10.

Table 10 Summary of the Standard Reference Material Samples used during the Diamond Drilling Program

Reference Standard	Sample Number.	Laboratory	Assay Results
			Gold (g/t)	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)
Edr-20	PM129	WCM Minerals		23	0.28	1.24	2.00
Edr-22	PM140	WCM Minerals		84	0.33	4.35	3.85

For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), and a lower control limit (LC) and an upper control limit (UL), as follows:

Limit	Value:

UL	Plus two standard deviations of standard reference material.
CL	Recommended value (mean) of standard reference material).
LL	Minus two standard deviations of standard reference material.

Results for each standard reference material sample used are presented separately below (Figs. 48 through 56).

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 52
NI 43-101 Technical Report for the Arroyo Seco Project

Standard Edr-20

Figure 48 Control Chart for Silver Assays from the Standard Reference Sample Edr-20

For standard Edr-20, all of the samples were within the accepted silver range for the standard.

Figure 49 Control Chart for Copper Assays from the Standard Reference Sample Edr-20

For standard Edr-20, all of the samples were consistently above the accepted copper range for the standard. The control chart for copper appears to indicate that either the standard is actually slightly higher in value for copper than indicated by WCM or the analytical process used by ALS reports slightly higher values for copper.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 53
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 50 Control Chart for Lead Assays from the Standard Reference Sample Edr-20

For standard Edr-20, all of the samples were either within or slightly below the accepted lead range for the standard.

Figure 51 Control Chart for Zinc Assays from the Standard Reference Sample Edr-20

For standard Edr-20, all of the samples were within the accepted zinc range for the standard.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 54
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 52 Control Chart for Zinc Assays from the Standard Reference Sample Edr-20

For standard Edr-20, all of the samples were within the accepted zinc range for the standard.

Standard Edr-22

Figure 53 Control Chart for Silver Assays from the Standard Reference Sample Edr-22

For standard Edr-22, most of the samples were within the accepted silver range for the standard.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 55
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 54 Control Chart for Copper Assays from the Standard Reference Sample Edr-22

For standard Edr-22, most of the samples were either within or above the accepted copper range for the standard.

Figure 55 Control Chart for Lead Assays from the Standard Reference Sample Edr-22

For standard Edr-22, most of the samples were either within or slightly below the accepted lead range for the standard.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 56
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 56 Control Chart for Zinc Assays from the Standard Reference Sample Edr-22

For standard Edr-22, most of the samples were either within or slightly below the accepted zinc range for the standard.

Summary of Control Sample Results

Two different standards were used during the Arroyo Seco drilling program.

The control charts show a high variability in the results but are still close to the expected values for the standards.

Check Assay Samples

Random pulps were selected from original core samples and sent to a second laboratory (BSI-Inspectorate in Durango, Mexico) to verify the original assay and monitor any possible deviation due to sample handling and laboratory procedures.

A total of 51 pulps, including 5 standards, were sent to a third party laboratory (BSI-Inspectorate) for check analysis. This amounts to approximately to 5% of the total samples taken during the drilling program.

For these samples, there was close correlation between the original assay and the check assay as shown in Figures57 through 60.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 57
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 57 Scatter Diagram of the Silver Check Samples Above Detection Limits

Figure 58 Scatter Diagram of the Copper Check Samples Above Detection Limits

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 58
NI 43-101 Technical Report for the Arroyo Seco Project

Figure 59 Scatter Diagram of the Lead Check Samples Above Detection Limits

Figure 60 Scatter Diagram of the Zinc Check Samples Above Detection Limits

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 59
NI 43-101 Technical Report for the Arroyo Seco Project

Appendix C Authors’ Statements of Qualifications

I, David St. Clair Dunn, Professional Geoscientist, with a business address of 1154 Marine Drive, Gibsons, B.C., Canada, certify that:

1. I am a graduate of the University of British Columbia, Vancouver, B.C. and hold a degree of Bachelor of Science in Geology.

2. I have practiced my profession as a prospector and geologist for 41 years.

3. I am registered as a Professional Geoscientist with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Reg. # 18,479). I am a Fellow of the Geological Association of Canada and of the Association of Applied Geochemist’s, a member of the Canadian Institute of Mining, Metallurgy and Petroleum, the Education Committee of the Association for Mineral Exploration B.C., the Society of Economic Geologists and the Mining Exploration Group. I am one of the qualified persons for the purposes of National Instrument 43-101 in reference to this report.

4. I visited the Arroyo Seco concession from the 15th to the 17th of June, 2010 and examined and sampled core from the concession in Guanajuato on the 14th of June, 2010.

5. I co-authored this report with Barry Devlin, P.Geo. I prepared the text of the report except for parts of the sections "Property Description and Location", "Exploration", "Sampling Method and Approach", "Sample Preparation, Analysis and Security" and “Mineral Resources and Reserve Estimates.” I have read and concur with these sections.

6. I am not aware of any material fact or material change from the information in this report that would make the report misleading. As of the date of the certificate, to the best of the qualified person’s knowledge, information and belief, the technical information that is required to be disclosed to make the technical report not misleading has been disclosed.

7. I consent to the use of this report for the purpose of a private or public financing.

8. I am independent of the issuer applying all tests set out in Section 1.4 of NI 43-101.

9. I have read NI 43-101 and have prepared this report to comply with the Instrument and Form 43-101F.

Signed:

David St. Clair Dunn, P.Geo.
December 31, 2010

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 60
NI 43-101 Technical Report for the Arroyo Seco Project

Appendix C Author’s Statement of Qualifications

I, Barry David Devlin, do hereby certify that:

1.

I am employed by, and carried out this assignment for, Endeavour Silver Corp., Suite 301, 700 West Pender Street, Vancouver, British Columbia V6C 1G8, tel. (604) 685-9775, fax (604) 685-9744. email: bdevlin@edrsilver.com.

2.

I am a graduate with a Bachelour of Science Degree (1981) and a Master of Science Degree (1987), both in Geology, from The University of British Columbia, Canada and I have practiced my profession continuously since that time.

a.

I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia (Membership #1972) and I am a member in good standing of several other technical associations and societies.

3.

I have experience in exploration and mining geology including experience with precious metal deposits and reserve and resource estimation techniques. In particular, I have spent the past 3 years with Endeavour Silver Corp. managing all exploration programs and with responsibility for reserve and resource reporting. Prior to joining Endeavour, I worked more than 25 years for various mining companies and have been involved with similar narrow vein precious metal deposits throughout North and South America.

4.	I am the Vice President of Exploration for Endeavour Silver Corp.

5.	I am not independent of Endeavour Silver Corp. applying the tests of the National Instrument 43-101

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, professional registration (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I have visited the Arroyo Seco Project numerous times since May 2007 to 2010, the most recent visit having taken place in August 2010.

8.

I co-authored this report with David St. Clair Dunn, P.Geo. I prepared the text of the report for the sections "Property Description and Location", "Exploration", "Sampling Method and Approach", "Sample Preparation, Analysis and Security" and “Mineral Resources and Reserve Estimates.”

9.	I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with these and in conformity with generally accepted International mining industry practices.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 61
NI 43-101 Technical Report for the Arroyo Seco Project

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

11.

I consent to the filing of the Technical Report with the British Columbia, Alberta and Ontario securities commissions and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 31 day of December, 2010

“Signed”

Barry D. Devlin, M.Sc., P. Geo.
Vice President of Exploration
Endeavour Silver Corp.

December 31st, 2010
David St. Clair Dunn, Barry Devlin